Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)
Year Ended
	2002	2001	2000	1999	1998

Income Before Income Taxes	$2,563	$2,523	$3,188	$2,795	$2,326

Add Fixed Charges:
Interest Expense	28	40	44	29	19
One-third of Rental Expense	27	24	24	22	19
Capitalized Interest	24	25	20	12	9
Total Fixed Charges	79	89	88	63	47

Less: Capitalized Interest	24	25	20	12	9
Add: Amortization of
Capitalized Interest	8	7	7	7	7

Earnings Before Income Taxes and Fixed Charges (other than Capitalized Interest)	$2,626	$2,594	$3,263	$2,853	$2,371

Ratio of Earnings to Fixed Charges	33	29	37	45	50

"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.